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21004483

SEC FILE NUMBER
8 – 66321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING _____04/01/2020_____ AND ENDING _____03/31/2021_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    CYPRESS PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE, SUITE 501

                                 (No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M. SWEENEY   (212) 682-2222

                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

YSL & Associates LLC

                             (Name - *if individual state last, first, middle name*)

11 Broadway	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ KEVIN M. SWEENEY _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CYPRESS PARTNERS, LLC _____ , as of _____ MARCH 31, 2021 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

My Commission Expires
August 31, 2021

_____
Notary Public

_____
Signature

_____
CFO & COO
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cypress Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Cypress Partners, LLC's auditor since 2016.

New York, NY

May 26, 2021

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

Cash	$ 113,035
TOTAL ASSETS	$ 113,035

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 10,000
TOTAL LIABILITIES	10,000
Members' equity	103,035
TOTAL MEMBERS' EQUITY	103,035
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 113,035

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates on March fiscal-year-end.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivables

The Company earns fees from mergers and acquisition advisory services and from advising on the private placement of securities.

The Company recognizes revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Accounts Receivables (continued)

in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is recognized based on the terms of the contract and is recorded when the service is rendered, and the collectability is reasonably assured. The company does not carry accounts for customers or perform custodial functions related to securities.

Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense during this period.

Significant Judgements

Revenue from Contracts with customers includes fees for merger and acquisition advisory services and for advising on the private placement of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is made to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a limited liability company, each member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations. The difference between the statutory New York City income tax rate and the current rate is primarily attributed to the non-deductibility of members' compensation and percentage of income allocation.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 3.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $103,035, which was $98,035 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1.

NOTE 4.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

For year ended March 2021 approximately 94% of the Company's fee income was from one client.

NOTE 5.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

As of March 31, 2021, the Company is contingently liable as guarantor with respect to $771,155 of future rental lease commitments made by an affiliated company. The term of the guarantee is through July 31, 2025. The maximum potential amount of future lease payments guaranteed by the Company is approximately $771,155. The Company believes that the affiliate will be able to perform under its respective lease agreement and that no payments will be required, and no losses will be incurred under such guarantee.

NOTE 6.   RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, as amended, between the Company and its affiliate, the affiliate shall provide administrative support to the Company and charge the Company discretionary administrative fees for the services provided. During the audited year the Company paid $250,000 to its affiliate and recorded the payment as administrative expenses. In addition, an affiliated company has paid compensation and health insurance benefits in the amount of $ 93,042 for its members and employees who had provided services to the Company without seeking reimbursement.

NOTE 7:   COVID-19

During the 2020 calendar year the World Health Organization declared COVID-19 a "Public Health Organization of International Concern". This pandemic interrupted economic and financial markets negatively in 2020. Although the markets have since improved much uncertainty remains. The financial performance of the Company is subject to future developments related to the pandemic and possible governmental restrictions placed on financial markets and business activities. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 8:   NEW ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in a more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on April 1, 2020 and had no impact on the Company as of that date.